UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors and Officer

On October 7, 2023, Wenjie Tang tendered his resignation as a director and the Co-CEO of AGM Group Holdings Inc. (the “Company”), effective October 7, 2023. Mr. Tang will remain as an advisor on an as-needed basis. Mr. Tang resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

On October 9, 2023, Jing Shi tendered her resignation as a director, the chairwoman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023. Ms. Shi resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Wenjie Tang and Jing Shi has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Directors and Officer

On October 9, 2023, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and ratified the appointment of Bo Zhu, the Chief Strategy Officer of the Company, as the succeeding director and the Co-CEO of the Company, effective October 7, 2023 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board also approved the appointment of Jiaqi Zhu as the succeeding director, the chairman of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective October 9, 2023 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until is earlier death, resignation or removal.

Mr. Jiaqi Zhu, age 42, has been working in the finance and fintech industry since 2015. Mr. Zhu previously worked as a data scientist at Cubist, Point72. He is an expert in quantitative trading using machine learning algorithms, and is very familiar with the trend and development of creative crypto and web3 projects. He earned his Ph.D. degree in Electrical Engineering from Nanyang Technological University, and Master's degree in Quantitative Finance from National University of Singapore.

The Board has determined that Jiaqi Zhu is independent within the meaning of Nasdaq Listing Rule 5605(a)(2).

There are no family relationships between Jiaqi Zhu and any other employees or members of the Board of Directors of the Company.

Jiaqi Zhu accepted an offer letter from the Company, effective October 9, 2023, and agreed to receive an annual compensation that consists of (i) USD 30,000 in cash, which includes fees and compensation for board meetings in person or remotely for up to six meetings in a year, payable quarterly in arrears by the company, and (ii) USD1,200 in cash for every additional board meeting attended in person or $600 for every additional remote board meeting held in a year. The offer letter is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Offer letter to Jiaqi Zhu, dated October 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2023	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Co-Chief Executive Officer, Chief Strategy Officer and Director